November 8, 2013

VIA FACSIMILE AND EDGAR

(202) 772-9216

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Edgewater Bancorp, Inc.
Registration Statement on Form S-1 (Registration Number 333-191125)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Edgewater Bancorp, Inc. in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 3:00 p.m. on Tuesday, November 12, 2013, or as soon thereafter as may be practicable.

Very Truly Yours,

Sterne, Agee & Leach, Inc.

Name: Robert J. Toma
Title: Managing Director

233 SOUTH WACKER DRIVE, SUITE 9550 • CHICAGO, ILLINOIS 60606

P) 312.924.0608 • F) 312.207.1690 • T) 800.203.5334 • WWW.STERNEAGEE.COM

Investments since 1901